# RFQ-hub Americas LLC

**Statement of Financial Condition**

**And Report of Independent Registered Public Accounting Firm**
**December 31, 2024**

# RFQ-hub Americas LLC

**Index**

**December 31, 2024**

|  | Page |
|---|---|
| **Report of Independent Registered Public Accounting Firm** | 1 |
| Statement of Financial Condition | 2 |
| Notes to Statement of Financial Condition | 3 |



# Report of Independent Registered Public Accounting Firm

To the Member of RFQ-hub Americas LLC

### *Opinion on the Financial Statement – Statement of Financial Condition*

We have audited the accompanying statement of financial condition of RFQ-hub Americas LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*PricewaterhouseCoopers LLP*

PricewaterhouseCoopers LLP
March 31, 2025

We have served as the Company's auditor since 2023.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017
T: (646) 4713000, www.pwc.com/us

# RFQ-hub Americas LLC
## Statement of Financial Condition
## December 31, 2024

| | | |
|---|---|---:|
| **Assets** | | |
| Cash | $ | 657,155 |
| Receivables from broker dealers | | 193,569 |
| Due from affiliates | | 2,115,866 |
| Capitalized software (net) | | 108,826 |
| Intangibles (net of accumulated amortization) | | 736,346 |
| Other assets | | 5,750 |
| **Total assets** | $ | 3,817,512 |
| | | |
| **Liabilities and Member's Equity** | | |
| Liabilities | | |
| Accounts payable, accrued expenses and other liabilities | | 140,285 |
| **Total liabilities** | | 140,285 |
| | | |
| Member's equity | | 3,677,227 |
| **Total liabilities and member's equity** | $ | 3,817,512 |

The accompanying notes are an integral part of this Statement of Financial Condition.

# RFQ-hub Americas LLC
## Notes to Financial Statement
## December 31, 2024

### 1. Organization and Description of the Business

RFQ-hub Americas LLC (the "Company") is a Delaware limited liability company formed as a consortium by Virtu Financial Inc. ("Virtu") to drive the expansion of the RFQ-hub platform. Virtu is the sole managing member of Virtu Financial LLC ("VF LLC"), which wholly owns subsidiary Virtu Financial Operating LLC ("VFO"), which maintains 51% ownership of RFQ-hub Holdings LLC ("RFQH") which wholly owns the Company. In addition to VFO, founding consortium members include liquidity providers Citadel Securities, Flow Traders and Jane Street Capital, asset manager BlackRock and electronic trading platform MarketAxess. MarketAxess owns a significant minority stake in RFQH. In April 2024, VFO entered into a Unit Purchase Agreement with MarketAxess Holdings Inc. ("MarketAxess") to sell 49% of its interest in RFQH, and the transaction is expected to close in 2025.

The Company is a broker-dealer registered with the U.S. Securities Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's designated examining authority is FINRA.

The Company, in connection with its activities exclusively to retailing corporate equity securities over-the-counter and operating an electronic communication network, does not hold funds or securities for customers. Accordingly, the Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

RFQ-hub is a multi-asset and multi-dealer request-for-quote ("RFQ") technology platform. RFQ-hub brings asset managers and liquidity providers together to help electronically deliver aggregated and competitive liquidity, streamline workflow and improve pricing with a focus on equity and fixed income, listed and OTC derivatives, structured products, and exchange-traded funds (ETFs).

As part of a series of corporate transactions and re-organizations related to the formation of the consortium, the Company was formed by RFQH along with affiliates RFQ-hub International Limited ("RIL"), RFQ-hub Asia-Pacific Private Limited ("RAPAC"), and Virtu ITG Software Solutions France ("SSF"). As a result of these transactions, the Company acquired the rights to intangible assets formerly owned by various wholly-owned subsidiaries of Virtu.

The wholly-owned subsidiaries of Virtu continue to operate the RFQ-hub platform under a License Agreement, and the Company derives revenue from their intangible assets by way of a license fee arrangement. The Company also reimburses Virtu's wholly-owned subsidiaries for expenses to operate the RFQ-hub platform under the Transition Services Agreement ("TSA") and Secondment Agreements.

# RFQ-hub Americas LLC
## Notes to Financial Statement
## December 31, 2024

### 2. Significant Accounting Policies

### Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

### Geographic Information and Business Segment

The Company operates its business in the United States and is engaged in a single line of business as a broker-dealer, which is comprised of a multi-asset and multi-dealer RFQ technology platform (see Note 1: "Organization and Description of the Business"). The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and monthly focus filings to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

### Use of Estimates

The Company's financial statement is prepared in conformity with U.S. GAAP, which require management to make estimates and assumptions regarding measurements including the fair value of trading assets and liabilities, and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Accordingly, actual results may differ materially from those estimates.

### Cash

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits.  The Company manages this risk by selecting financial institutions deemed highly creditworthy.

### Due from affiliates

In the normal course of business, the Company earns service fees, and may provide funding to or receive funding from affiliated entities. The net balance due from related parties comprises Due from affiliates on the Statement of Financial Condition.

### Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large

holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The Company categorizes its financial instruments into a three-level hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Transfers in or out of levels are recognized based on the beginning fair value of the period in which they occurred.

**Intangible Assets**

The Company amortizes finite-lived intangible assets over their estimated useful lives. Finite-lived intangible assets are tested for impairment when impairment indicators are present, and if impaired, they are written down to fair value.

**Capitalized software (net)**

The Company capitalizes costs of materials, consultants, and payroll and payroll related costs for employees incurred by affiliate entities in developing internal-use software.

Management's judgment is required in determining the point at which various projects enter the stages at which costs may be capitalized, in assessing the ongoing value of the capitalized costs, and in determining the estimated useful lives over which the costs are amortized.

**RFQ-hub Americas LLC**
**Notes to Financial Statement**
**December 31, 2024**

**Accounting Pronouncements, Recently Adopted**

*Fair Value Measurement* - In June 2022, the FASB issued ASU 2022-03, *Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (Topic 326)*. The ASU clarifies the impact of contractual sale restrictions on the fair value of an equity security. Additionally, this ASU requires disclosure of the nature and remaining duration of the sale restriction. The Company adopted this ASU on January 1, 2024, and it did not have a material impact on its Statement of Financial Condition.

*Leases - Common Control Arrangements* - In March 2023, the FASB issued ASU 2023-01, *Leases —Common Control Arrangements (Topic 842)*. This ASU provides updated guidance for accounting for common control leases and leasehold improvements. The Company adopted this ASU on January 1, 2024, and it did not have a material impact on its Statement of Financial Condition.

*Investments - Equity Method and Joint Ventures* - In March 2023, the FASB issued ASU 2023-02, Investments—*Equity Method and Joint Ventures (Topic 323)*. This ASU provides updated guidance for accounting for investments in tax credit structures. The Company adopted this ASU on January 1, 2024, and it did not have a material impact on its Statement of Financial Condition.

*Segment Reporting* - In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280)*. This ASU requires incremental disclosures related to a public entity's reportable segments. It aims to provide financial statement users with more disaggregated information, specifically, significant expenses for each reportable segment. The Company adopted this ASU as of December 31, 2024 and included additional required disclosures in its Notes to Financial Statement. The ASU did not have other material impact on its Statement of Financial Condition.

**Accounting Pronouncements, Not Yet Adopted**

*Business Combinations—Joint Venture Formations* - In August 2023, the FASB issued ASU 2023-05, *Business Combinations—Joint Venture Formations (Subtopic 805-60)*. This ASU provides updated guidance on accounting for the formation of joint ventures. This ASU is effective prospectively for joint ventures formed on or after January 1, 2025. The Company is currently evaluating the impact of this ASU but does not expect it to have a material impact on its Statement of Financial Condition.

*Income Taxes* - In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740)*. This ASU requires disclosure of additional information on effective tax rate reconciliation and income taxes paid. This ASU is effective for annual periods beginning after December 15, 2024. The Company does not expect it to have a material impact on its Statement of Financial Condition.

*Codification Improvements* - In March 2024, the FASB issued ASU 2024-02, *Codification Improvements*. This ASU aims to improve and simplify the language and structure of the Codification by removing references to Concepts Statements. This amendment is effective for periods beginning after December 15, 2024. The Company does not expect it to have a material impact on its Statement of Financial Condition.

**RFQ-hub Americas LLC**
**Notes to Financial Statement**
**December 31, 2024**

### 3. Capitalized Software

Capitalized software consisted of the following at December 31, 2024:

|  | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
|---|---|---|---|
| Capitalized software costs | $ 403,599 | $ (294,773) | $ 108,826 |
|  | $ 403,599 | $ (294,773) | $ 108,826 |

The Company capitalized costs from affiliates in the amount of $36,054 for the year ended December 31, 2024.

### 4. Intangible Assets

Intangible assets with indefinite lives are assessed for impairment annually or when events indicate that the amounts may be impaired.

Intangible assets are assessed for recoverability when events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. The Company assesses intangible assets for impairment at the "asset group" level which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. As part of the assessment for impairment, the Company considers the cash flows of the respective asset group and assesses the fair value of the respective asset group.

As part of the formation of a consortium, the Company and other subsidiaries of RFQH acquired intangible assets from certain subsidiaries of Virtu. As of December 31, 2024, the Company's total amount of intangible assets recorded was $736,346. Acquired intangible assets consisted of the following at December 31, 2024:

|  | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount | Useful Life |
|---|---|---|---|---|
| Acquired software | $ 1,129,025 | $ (392,679) | $ 736,346 | 7.6 |
|  | $ 1,129,025 | $ (392,679) | $ 736,346 | |

**RFQ-hub Americas LLC**
**Notes to Financial Statement**
**December 31, 2024**

**5. Financial Instruments with Off-Balance Sheet Risk**

**Credit Risk**

Credit risk refers to the risk that customers, including affiliates and third parties, that owe the Company money or other obligations, or financial institutions that hold Company cash balances, default on their obligations to the Company due to insolvency, lack of liquidity, operational failure or other reasons, and as a result could adversely affect the Company's financial condition and operating results. The Company's exposure to credit risk is influenced mainly by the individual characteristics of each party. The demographics of the Company's customer base or financial institutions, including the default risk of the industry and country in which they operate, has less of an influence on credit risk. Each regulated customer is assigned a credit rating before being allowed to trade with Virtu on the Company's behalf. The Company's review includes external ratings, when available. Virtu, interacting directly with customers, has a dedicated credit control function to ensure all commission and subscription invoices are recovered in a timely manner, including those relating to the customers to which the Company holds customer relationship assets. A 30 day credit policy exists for all invoices. The Company applies provisions against aging invoices.

**Market Risk**

Market risk refers to the potential for adverse changes in the value of any financial instruments held by the Company as a result of change in market conditions. Due to the nature of its operations, the Company's primary market risk arises from its exposure to foreign exchange rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

**Liquidity Risk**

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, without incurring unacceptable losses or risking damage to the Company's reputation. The Company uses frequent forecasting to ensure liquidity buffers exist in order to maintain an adequate survival horizon.

**6. Financial Assets and Liabilities**

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

# RFQ-hub Americas LLC
## Notes to Financial Statement
## December 31, 2024

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

### *Financial Instruments Measured at Fair Value*

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by *ASC 820, Fair Value Measurements and Disclosures*. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

There were no reclassifications or transfers of financial instruments between levels during the year ended December 31, 2024.

The Company did not have any Level 1, 2, or 3 financial assets or liabilities carried at fair value on the balance sheet as of December 31, 2024.

### *Financial Instruments Not Measured at Fair Value*

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value on the Statement of Financial Condition. The table below excludes non-financial assets and liabilities. The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 and Level 2 approximates fair value due to the relatively short term nature of the underlying assets:

| | Carrying Value | Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Cash | $ 657,155 | $ 657,155 | $ 657,155 | $ — | $ — |
| Receivables from broker dealers | 193,569 | 193,569 | — | 193,569 | — |
| **Total Assets** | $ 850,724 | $ 850,724 | $ 657,155 | $ 193,569 | $ — |

**RFQ-hub Americas LLC**
**Notes to Financial Statement**
**December 31, 2024**

### 7. Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for U.S. federal, state and local income tax purposes. The Company is included in the income tax returns of RFQH which is a partnership for U.S. tax purposes. The Company did not have any unrecognized tax benefits at December 31, 2024.

As of December 31, 2024, the parent company RFQH remains subject to U.S. Federal income tax examinations for the tax years 2022 and 2023. In addition, the Company and the parent company RFQH are subject to state and local income tax examinations in various jurisdictions for the tax years 2022 and 2023. The outcome of these examinations is not yet determinable, however, the Company does not anticipate that any adjustments would result in a material change to its Statement of Financial Condition.

### 8. Commitments, Contingent Liabilities and Guarantees

**Legal and Regulatory Matters**

The Company is subject to oversight under federal and state laws as well as self-regulatory organization ("SRO") rules. Compliance, surveillance and trading issues common in the securities industry are monitored by, reported to, and/or reviewed in the ordinary course of business by the Company's regulators. In 2022, the SEC proposed several rule changes focused on equity market structure reform, including, but not limited to, a series of amendments to the definition of Exchange and Alternative Trading Systems (ATS), which would expand the scope of exchange and ATS registration and compliance requirements. If adopted, these or other potential rule changes could adversely affect the Company's business or the Company's industry.

From time to time, the Company is or may be the subject of requests for information and documents from the SEC, FINRA or other regulators. It is the Company's practice to cooperate and comply with the requests for information and documents. In some instances, these matters could result in a disciplinary action and/or civil or administrative action, which could include fines, penalties or other sanctions against the Company.

**Representations and Warranties**

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of significant loss is minimal.

# RFQ-hub Americas LLC
## Notes to Financial Statement
## December 31, 2024

### 9. Revenue from Contracts with Customers

*Revenue Recognition*

The Company adopted ASC Topic 606, Revenue from Contracts with Customers in its financial statement by applying the modified retrospective method.

### 10. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150% of its required minimum capital.  Moreover, broker-dealers are required to notify the SEC and other regulators prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 10% or more of its excess net capital (net capital less minimum requirement). The SEC and FINRA have the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

At December 31, 2024, the Company had net capital of $602,077, which was $592,725 in excess of its required net capital of $9,352.  The Company's ratio of aggregate indebtedness to net capital was 0.233 to 1.

### 11. Related Party Transactions

In the normal course of business, the Company conducts transactions with subsidiaries of Virtu as part of the TSA and Secondment Agreements, and with other subsidiaries of RFQH.  The net balance due from affiliated companies as of December 31, 2024 was $2,115,866.

The Company made no cash distributions to RFQH for the year ended December 31, 2024.

### 12. Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosure in the financial statement through March 31, 2025, the date the Statement of Financial Condition was issued and has not identified any reportable or disclosable events not otherwise reported in this financial statement or the notes thereto.